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SEC FILE NUMBER
8-70799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Atomic Brokerage LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

107 Greenwich Street, 21st Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erin Dudek	(212) 419-5037	erin.dudek@atomicvest.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars,LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

October 16, 2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Hahn _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Atomic Brokerage LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____
Michael Hahn
Michael Hahn (Mar 16, 2026 12:33:47 PDT)

Title: _____
CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Atomic Brokerage LLC

Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

Atomic Brokerage LLC

December 31, 2025

Contents



Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us

Report of Independent Registered Public Accounting Firm

Member and Board of Directors
Atomic Brokerage LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Atomic Brokerage LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Forvis Mazars, LLP

We have served as the Company's auditor since 2024.

Woodbury, New York
March 16, 2026

Atomic Brokerage LLC

Statement of Financial Condition

As of December 31, 2025

ASSETS	
Cash	$ 696,112
Cash segregated in accordance with SEA Rule 15c3-3	2,100,134
Clearing broker deposit and receivables	2,037,784
Accounts receivable	993,627
Securities owned, at fair value	125,691
Other assets	188,771
Total Assets	$ 6,142,119
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 716,490
Due to Parent	2,025,954
Payable to customers	139,819
Total Liabilities	2,882,263
Commitments and Contingencies (Note 6)	
MEMBER'S EQUITY	3,259,856
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 6,142,119

See Notes to Financial Statement.

Atomic Brokerage LLC

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Atomic Brokerage, LLC (the "Company") is owned by its sole member, AtomicVest, Inc. (the "Parent"). The Company is a registered broker-dealer, effective as of February 13, 2023 ("registration date"), with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The liability of the member for losses, debts and obligations of the Company is limited to its capital contributions.

The Company provides brokerage and custody services for institutional financial technology companies ("Partners") as well as direct to end users. The Company maintains an introducing relationship with a clearing broker dealer in order to open customer accounts and offer securities products to those customers. Separately, the Company offers a cash sweep program to end user clients with the option of investing in money market mutual funds or an FDIC insured network deposit. In regards to the cash sweep program, the Company accepts funds directly from end users and financial technology companies. Customer funds are then processed through the Company's system for record keeping purposes and sent to the mutual fund custodian in the case of money market mutual funds or placed in various Program Banks to ensure clients receive an optimal amount of pass-through FDIC coverage in the deposit network.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the accompanying financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Fair Value of Assets and Liabilities
The Company estimates that the carrying value of receivables and payables approximates fair value, due to their short term nature.

Income taxes
The Company is treated as a disregarded entity and has no direct federal, state, or city tax liabilities through December 31, 2025. The Company's operating results are included in the federal, state and local income tax returns of the parent.

Under ASU 2019-12, which modified ASC Topic 740, an entity is not required to allocate tax expense to a legal entity that is both not subject to tax and disregarded by the taxing authority. Under the guidance deferred taxes for single member limited liability company is not required on their stand alone financial statement.

The Company has adopted the tax provisions of Accounting for Uncertain Income Taxes which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statement and provides guidance on de-recognition, classification, and interest and penalties. Under this guidance, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing re-evaluation as facts and circumstances may require.

Revenue recognition

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Sweep Program Fees - The Company earns sweep program fees on client funds invested in its cash sweep program. Revenue related to these services is recognized over time, as the performance obligations are satisfied, generally on a daily basis. Fees are earned daily, and computed and accrued monthly at contractual rates.

Account Servicing Fees - The Company earns fee income from account maintenance services, account origination services, and other transactional services. For account origination and other transactional fees, the performance obligation is met as of a point in time when the transaction occurs. For account maintenance fees, the performance obligation is satisfied at a point in time, generally at the end of each month, or earlier for shorter service periods when a full month is not completed.

Mutual Fund Fees - The Company's primary source of mutual fund fees income is 12b-1 fee income. Revenue related to these services is recognized over time, as the performance obligations are satisfied, generally on a daily basis.

Custody Fees - The Company earned custody fees from Partners, computed on the total amount of assets under management ("AUM") they refer to the Company. Revenue related to these services is recognized over time, as the performance obligations are satisfied, generally on a daily basis. Fees are computed and accrued monthly based on daily AUM.

Commission Income - The Company earns commissions on various securities products that are offered to its end user customers. The performance obligation is satisfied at a point in time on a trade date basis, which is when a customer places a trade, or similar order for the purchase or sale of a security product or investment vehicle. The Company also engages in riskless principal trading of securities for its own account as well as acting as an agent for customers. These transactions settle regular way and the Company typically flattens all positions by the end of the trading day.

Interest Income - The Company earns interest income from various sources such as bank accounts and deposit accounts at its clearing broker. Interest income is earned on a daily basis as funds are held with these custodians in accounts that have an agreed upon interest rate that the custodian agrees to pay.

Atomic Brokerage LLC
Notes to Financial Statement
December 31, 2025

Current Expected Credit Losses (CECL)
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. As of December 31, 2025, the Company determined that it has no estimated credit loss affecting its financial statement. Most of the financial assets within the scope of FASB ASC 326-20 are considered highly short-term in nature and therefore the Company is less susceptible to risks and uncertainty of credit losses over extended periods of time. Management does not anticipate any expected credit losses and, therefore, has not made any allowance for credit losses for the year ending December 31, 2025. Receivable balances were $993,627 and $115,175 at December 31, 2025 and 2024, respectively.

For the year ended December 31, 2025, 45% of accounts receivable was derived from two customers, who made up 23% and 22% of accounts receivable, respectively.

Fee Expense
The Company incurs fee expenses from two primary sources. One source is referral fee expense, which the Company incurs on mutual fund fee revenue earned from end customer accounts referred by an unaffiliated broker-dealer. Referral fund fee expense is computed and accrued monthly at a contractual rate, based on mutual fund fee revenue earned for the month. The other source of fee expense is a cash sweep fee paid to Partners, which is computed and accrued monthly at a contractual rate, based on funds invested in the Company's cash sweep program.

Cash
The Company considers all highly liquid instruments purchased with an original maturity date of three months or less when purchased to be cash equivalents. The company held no cash equivalents at December 31, 2025.

The Company maintains cash with financial institutions located in the United States. The balances are insured by the FDIC up to $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash. As of December 31, 2025, the amount in excess of federally insured limits is approximately $2,253,576.

In accordance with the Securities and Exchange Commission Customer Protection Rule 15c3-3 cash of $2,100,134 has been segregated into a special reserve bank account for the exclusive benefit of customers. Under the rule, the Company calculates it's reserve requirement weekly, as of each Friday, and at the close of the last business day of the month, and deposits, as necessary, into the Special Reserve Account for the Exclusive Benefit of Customers no later than one hour after the opening of banking business on the second following business day.

Clearing broker deposit and receivables
The Company maintains a clearing agreement with Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation (the "Clearing Broker"). As of December 31, 2025 the Company maintained a clearing deposit of $546,542 which was required by the clearing broker and is included in Clearing Broker Deposit and Receivables on the Statement of Financial Condition. In the event the Company terminates its agreement with Pershing, it may be subject to a termination fee of $400,000.

The Company maintains a clearing agreement with RBC. As of December 31, 2025 the Company maintained a clearing deposit of $100,000 which was required by the clearing broker and is included in Clearing Broker Deposit and Receivables on the Statement of Financial Condition.

The Company maintains a clearing agreement with RQD. As of December 31, 2025 the Company maintained a clearing deposit of $100,000 which was required by the clearing broker and is included in Clearing Broker Deposit and Receivables on the Statement of Financial Condition.

The remaining balance included in the Clearing Broker Deposit and Receivables on the Statement of Financial Condition is cash held at the clearing broker.

3. RELATED PARTY TRANSACTIONS

Through an expense sharing agreement with the Parent, the Company is allocated certain operating expenses such as, salaries, rent, professional services and shared overhead costs. Additionally, for the year ended December 31, 2025, the Parent paid or will pay certain Company direct expenses on its behalf. As of December 31, 2025, the Company had a net payable of $2,025,954 due to the Parent which was included in due to Parent in the accompanying Statement of Financial Condition.

The Company's operations and financial position could differ from those that would have been obtained if these entities were unrelated.

For the year ended December 31, 2025, the parent contributed additional capital in the amount of $1,500,000.

The Parent plans to raise additional capital and will continue to support the Company until such time the Company can generate sufficient revenue to fund operations and maintain its required minimum net capital.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 2% of aggregate debits from the Customer Reserve Calculation. At December 31, 2025, the Company had net capital, as defined, of $1,992,535, which exceeded the required minimum net capital of $250,000 by $1,742,535.

5. SECURITIES EXCHANGE COMMISSION RULE 15c3-3

The Company is subject to the customer protection Rule 15c3-3 under the Securities and Exchange Act, of 1934. At December 31, 2025, there was a $127,052 requirement, per the Company's weekly calculations, to maintain a balance in the special reserve bank account for the exclusive benefit of customers.

6. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be the subject of investigations, audits and other forms of regulatory and governmental inquiry covering a range of issues in their business. These inquiries may lead to administrative, civil or criminal proceedings, and possibly result in remedies including fines, penalties, restitution, alterations in their business practices, and in additional expenses.

The Company establishes accruals for legal proceedings, including litigation, arbitration, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changed circumstances. There was no accrual for legal proceedings as of December 31, 2025.

6. COMMITMENTS AND CONTINGENCIES (Continued)

In addition to the matters described above, the Company and/or persons to whom the Company may have indemnification obligations, in the normal course of business, are subject to various other pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. The Company is not aware at the present time of any such other legal proceedings. However, the Company cannot now determine whether or not any claims asserted against the Company or others to whom the Company may have indemnification obligations, whether in the proceedings or other matters described above or otherwise, will have a material adverse effect on its results of operations in any future reporting period.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. In most cases, the Company's agreements with its Partners indemnify the Company if customers fail to satisfy their contractual obligations.

7. LEASE OBLIGATION

The Company is required in accordance with FASB ASC 842 to recognize a right-of-use asset and an operating lease liability in connection with lease agreements that have a term over 12 months. As of December 31, 2025 the Company did not have any lease agreements that fall under this requirement.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value that clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level within the fair value hierarchy of any input that is significant to the fair value measurement. The Company had no level 3 assets as of December 31, 2025.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2025:

	Level 1	Level 2	Level 3	Total
Assets				
Common Stock & Other equities	75,103	-	-	75,103
U.S. Governement Obligations	50,588	-	-	50,588
Total Securities, at fair value	**$ 125,691**	**$ -**	**$ -**	**$ 125,691**

9. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of custody services and securities brokerage services. As described in FASB ASU 2024-07, FASB 280, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM"). The Company's CODM is the Chief Executive Officer. The CODM reviews net loss and expenses consistent with the presentation of the statement of operations for purposes of making operating decisions, allocating resources, and evaluating financial performance. In addition the CODM uses excess net capital which is not a measure of profit and loss to make operational decisions while maintaining capital adequacy. As a result, the Company in its entirety is a single reportable segment. The accounting policies of the Company's single reportable segment are the same as those described in Note 2. Refer to Note 1 for a description of the single segment's business.

10. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2025, through March 16, 2026, the date of the report and determined that there are no material events that would require disclosures in the Company's financial statement.